ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of Canadian dollars)
	MARCH 31	DECEMBER 31
	2013	2012

ASSETS

Current Assets
Cash and cash equivalents	$13,706	$23,088
Accounts and other receivables	8,374	9,797
Inventories (see note 5)	9,006	8,700
Prepaid expenses and other current assets	474	542
	31,560	42,127

Non-Current Assets
Restricted cash and deposits (see note 6)	9,466	8,934
Long-term investments	2,331	2,699
Property, plant and equipment (see note 7)	31,653	30,860
Mineral properties (see note 8)	129,305	127,221
Intangible assets	446	459

Total Assets	$204,761	$212,300

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$15,106	$15,596
Income taxes payable	151	151
Environmental services contract loss provision	411	408
Deferred revenue (see note 9)	45	245
	15,713	16,400
Non-Current Liabilities
Environmental services contract loss provision	1,273	1,359
Deferred revenue (see note 9)	1,869	1,732
Silver streaming interest (see note 10)	25,423	28,082
Decommissioning and rehabilitation provision	4,080	4,087
Deferred income tax liabilities	13,073	14,095

Total Liabilities	61,431	65,755

Shareholders’ Equity	143,330	146,545

Total Liabilities and Shareholders’ Equity	$204,761	$212,300

	COMMITMENTS (see note 19 )
	SUBSEQUENT EVENTS (see note 20 )

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31 (UNAUDITED)		(unaudited)
(expressed in thousands of Canadian dollars,
except per share and share amounts)	2013	2012

Revenues
Mining operations	$14,508	$23,161
Environmental services	2,207	1,584
Total revenues	16,715	24,745

Cost of Sales (see note 12)
Mining operations	14,476	16,004
Environmental services	1,400	1,527
Total cost of sales	15,876	17,531

Gross Profit
Mining operations	32	7,157
Environmental services	807	57
Total gross profit	839	7,214

General and administrative expenses (see note 13)	4,352	4,759
Foreign exchange gain	(14)	(132)

	4,338	4,627

Operating Income (Loss)	(3,499)	2,587

Other Income (Expenses)
Investment income	187	405
Finance costs	(12)	(14)
Derivative loss	(30)	-

Income (Loss) Before Taxes	(3,354)	2,978

Income Tax Provision (Recovery) (see note 14)
Current	-	247
Deferred	(1,022)	1,391

Net Income (Loss)	(2,332)	1,340

Other Comprehensive Loss
Cumulative translation adjustments	(83)	(7)
Loss on long-term investments	(338)	-

Total Comprehensive Income (Loss)	$(2,753)	$1,333

Earnings (Loss) Per Share (see note 15)
Basic	($0.04)	$0.02
Diluted	($0.04)	$0.02

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31 (UNAUDITED)		(unaudited)
(expressed in thousands of Canadian dollars)
	2013	2012

Cash Flows from Operating Activities
Net income (loss)	$(2,332)	$1,340
Items not affecting cash from operations –
Deferred revenue	(63)	101
Depletion of mineral properties	5,123	4,560
Silver streaming interest amount recognized	(2,659)	(3,653)
Depreciation of property, plant and equipment	703	694
Amortization of intangible assets	12	32
Environmental services contract loss provision	(84)	(190)
Share-based compensation expense	1,088	1,284
Finance costs, derivative loss and other	(31)	14
Inventory write-down	663	-
Deferred income tax (recovery) expense	(1,022)	1,391

	1,398	5,573

Expenditures on decommissioning and rehabilitation	-	(12)
Changes in non-cash working capital balances related to operations –
Decrease (increase) in accounts and other receivables	1,423	(1,609)
Increase in inventories	(1,089)	(719)
Decrease (increase) in prepaid expenses and other current assets	68	(1,056)
(Decrease) increase in accounts payable and accrued liabilities	(400)	4,798
Increase in income taxes payable	-	246

	1,400	7,221

Cash Flows from Investing Activities
Investment in mineral properties	(6,812)	(7,605)
Purchase of property, plant and equipment	(1,708)	(871)
Receipt of up-front payment under AEG remediation services agreement	-	1,172
Increase in restricted cash and deposits	(532)	(4,992)

	(9,052)	(12,296)

Cash Flows from Financing Activities
Shares issued on exercise of share options	139	129
Purchase of RSU settlement shares	(1,869)	-

	(1,730)	129

Decrease in Cash and Cash Equivalents	(9,382)	(4,946)

Cash and Cash Equivalents – Beginning of Period	23,088	41,741

Cash and Cash Equivalents – End of Period	$13,706	$36,795

No taxes were paid during either the three months ended March 31, 2013 or March 31, 2012

SUPPLEMENTAL INFORMATION (see note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
			Share			Accumulated
			Options			Other
			and	Contributed	Accumulated	Comprehensive
	Shares	Amount	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2012	60,428,898	$155,042	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	(2,332)	-	(2,332)
Other comprehensive loss	-	-	-	-	-	(421)	(421)
Share-based compensation expense recognized	-	-	1,265	-	-	-	1,265
Exercise of share options	45,000	204	(65)	-	-	-	139
Share options forfeited	-	-	(89)	89	-	-	-
Release of RSU settlement shares	33,333	126	(126)				-
Purchase of RSU settlement shares	(445,000)	(1,866)	-	-	-	-	(1,866)

Balance – March 31, 2013	60,062,231	$153,506	$12,098	$5,453	$(27,287)	$(440)	$143,330

Balance – December 31, 2011	60,039,064	$154,154	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	1,340	-	1,340
Other comprehensive loss	-	-	-	-	-	(7)	(7)
Share-based compensation expense recognized	-	-	1,650	-	-	-	1,650
Exercise of share options	26,500	229	(100)	-	-	-	129

Balance – March 31, 2012	60,065,564	$154,383	$10,102	$4,739	$(27,035)	$(17)	$142,172

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Other than as described in note 3, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 7, 2013.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

(i)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(ii)

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non- monetary Contributions by Venturers.

(iii)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(iv)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

4.	Critical Judgments and Major Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year- by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

In mid April 2013, sharp and significant declines in spot prices occurred, particularly for gold and silver. Due to these recent sharp declines, a reliable consensus of recent investment analyst silver price forecasts, particularly over the longer term, is not currently available. The extent to which longer-term pricing forecasts may or may not be impacted is presently indeterminable, and accordingly the degree of inherent uncertainty in such estimates is currently more significant than usual. If the recent decline in spot silver prices continues through 2013, and particularly if longer-term pricing forecasts are adversely affected, it is possible the Corporation will be required to re-assess the recoverability of the carrying amount of its non-financial mining assets and recognize an impairment loss.

For other judgements, estimates and assumptions affecting the preparation of these financial statements, refer to note 4 of the Corporation’s annual financial statements for the year ended December 31, 2012.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Inventories

	March 31	December 31
	2013	2012

Ore in stockpiles	$4,586	$3,626
Concentrate	3,181	3,940
Materials and supplies	1,239	1,134

	$9,006	$8,700

For the three month period ended March 31, 2013, the cost of inventories recognized as an expense and included in cost of sales was $13,878,000 (March 31, 2012 – $15,510,000).

As at March 31, 2013, a write-down in lead concentrate inventory of $663,000 was recorded in cost of sales for the period (see note 12).

6.	Restricted Cash and Deposits

	March 31	December 31
	2013	2012

Non-current:
Security for remediation services agreement (see note 9)	$4,992	$4,992
Security for decommissioning provision	3,685	3,190
Other	789	752

	$9,466	$8,934

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Property, Plant and Equipment

				Heavy	Leasehold
		Camp,	Ore	Machinery	Improvements
	Land and	Roads, and	Processing	and	and
Cost	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2011	$-	$4,747	$25,666	$4,660	$1,162	$36,235
Additions	1,205	1,120	353	1,929	83	4,690
Disposals	-	-	-	(97)	-	(97)

December 31, 2012	1,205	5,867	26,019	6,492	1,245	40,828
Additions	159	-	301	1,270	-	1,730
Disposals	-	-	-	(37)	-	(37)

March 31, 2013	$1,364	$5,867	$26,320	$7,725	$1,245	$42,521

				Heavy	Leasehold
		Camp,	Ore	Machinery	Improvements
Accumulated	Land and	Roads, and	Processing	and	and
Depreciation	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2011	$-	$1,674	$1,724	$2,271	$891	$6,560
Depreciation	35	577	1,770	953	145	3,480
Disposals	-	-	-	(72)	-	(72)

December 31, 2012	35	2,251	3,494	3,152	1,036	9,968
Depreciation	15	184	435	257	30	921
Disposals	-	-	-	(21)	-	(21)

March 31, 2013	$50	$2,435	$3,929	$3,388	$1,066	$10,868

				Heavy	Leasehold
		Camp,	Ore	Machinery	Improvements
	Land and	Roads, and	Processing	and	and
Net book Value	Buildings	Other Site	Mill	Equipment	Other	Total

December 31, 2011	$-	$3,073	$23,942	$2,389	$271	$29,675

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

March 31, 2013	$1,314	$3,432	$22,391	$4,337	$179	$31,653

During the three month period ended March 31, 2013, the Corporation recorded total depreciation of property, plant and equipment of $921,000 (2012 – $842,000), of which $652,000 (2012 – $694,000) has been charged to income with $586,000 (2012 – $619,000) recorded to mining cost of sales, $24,000 (2012 – $20,000) recorded in environmental services cost of sales and $42,000 (2012 – $55,000) reflected under general expenses.

Of the balance, $178,000 (2012 – $130,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Mineral Properties

			Expenditures	Depletion
	January 1, 2013		Incurred	Recognized	March 31, 2013
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$-	$1,943	$(4,956)	$44,989
Lucky Queen	-	15,871	1,825	-	17,696
McQuesten	-	3,650	20	-	3,670
Onek	-	19,120	2,493	-	21,613
Silver King	-	6,983	2	-	6,985
Flame & Moth	-	11,374	395	-	11,769
Bermingham	-	9,003	154	-	9,157
Other Keno Hill Properties	-	13,028	208	-	13,236
Other	-	190	-	-	190

Total	$48,002	$79,219	$7,040	$(4,956)	$129,305

			Expenditures	Depletion	December 31,
	December 31, 2011		Incurred	Recognized	2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$13,278	$(20,827)	$48,002
Lucky Queen	-	9,201	6,670	-	15,871
McQuesten	-	3,614	36	-	3,650
Onek	-	14,987	4,133	-	19,120
Silver King	-	6,900	83	-	6,983
Flame & Moth	-	6,500	4,874		11,374
Bermingham	-	6,679	2,324		9,003
Other Keno Hill Properties	-	10,226	2,802	-	13,028
Brewery Creek	-	173	(173)	-	-
Other	-	190	-	-	190

Total	$55,551	$58,470	$34,027	$(20,827)	$127,221

During the three month period ended March 31, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $4,956,000 (2012 – $4,562,000), of which $5,123,000 (2012 – $4,612,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Deferred Revenue

	March 31	December 31
	2013	2012
Deferred revenue – total	$1,914	$1,977
Less: Current portion	(45)	(245)
	$1,869	$1,732

During the three months ended March 31, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of $1,172,000 has been recorded in deferred revenue and will be recognized in revenue based on the percentage completion of the services under the remediation services agreement During the three months ended March 31, 2013, the Corporation recognized in revenue $46,000 (2012 – $nil) of the up-front payment. The remaining deferred revenue amounts relate to revenue received for services performed with respect to the care and maintenance phase under the Subsidiary Agreement.

10.	Silver Streaming Interest

	Three Months Ended March 31
	2013	2012
Balance – beginning of period	$28,082	$41,995
Amount recognized in cost of sales (see note 12)	(2,659)	(3,653)
Balance – end of period	$25,423	$38,302

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2014, as extended pursuant to an amendment entered into effective January 15, 2013. Commencing January 2014, and ending the earlier of December 31, 2014 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-Based Compensation Incentive Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share-based compensation expense recognized	-	-	948
Options exercised	$3.08	(45,000)	(65)
Options forfeited	$6.37	(25,000)	(89)

Balance – March 31, 2013	$4.95	5,206,495	$11,855

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.92	891,750	-
Share-based compensation expense recognized	-	-	1,650
Options exercised	$3.78	(26,500)	(100)

Balance – March 31, 2012	$4.83	5,157,911	$10,102

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2012 – 1.3% to 1.4%) per annum, an expected life of options of 4 years (2012 – 4 years), an expected volatility of 71% (2012 – 70% to 71%), an expected forfeiture rate of 4% (2012 – 9%) and no expected dividends (2012 – nil).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at March 31, 2013 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	2.96	$1.65	292,500	$1.65
$3.08	700,000	0.13	$3.08	700,000	$3.08
$3.45	805,995	3.98	$3.45	805,995	$3.45
$4.16	636,500	4.81	$4.16	208,833	$4.16
$4.46	111,000	1.87	$4.46	111,000	$4.46
$4.99	526,500	0.80	$4.99	526,500	$4.99
$5.19	150,000	1.53	$5.19	150,000	$5.19
$5.38	50,000	1.17	$5.38	50,000	$5.38
$5.90	15,000	0.92	$5.90	15,000	$5.90
$6.28	15,000	4.09	$6.28	5,000	$6.28
$6.92	807,000	3.82	$6.92	538,000	$6.92
$7.10	1,093,500	4.82	$7.10	1,093,500	$7.10
$8.13	3,500	5.11	$8.13	3,500	$8.13

	5,206,495	3.19	$4.95	4,499,828	$4.91

The weighted average share prices at the date of exercise for options exercised during the three month periods ended March 31, 2013 and 2012 were $4.22 and $7.70 respectively.

During the three month period ended March 31, 2013, the Corporation recorded total share-based compensation expense of $948,000 (2012 – $1,650,000) related to incentive share option awards, of which $165,000 (2012 – $275,000) is recorded to mineral properties, $772,000 (2012 – $1,121,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants generally vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share based compensation expense recognized	-	317
RSUs vested	(33,333)	(126)

Balance – March 31, 2013	411,667	$243

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the three month period ended March 31, 2013 is share-based compensation expense of $317,000 (2012 – $nil) related to RSU awards. As at March 31, 2013, the plan trust held 411,667 common shares of the Corporation for future settlement of granted RSUs.

12.	Cost of Sales

The Corporation recorded cost of sales for the three month periods ended March 31, 2013 and 2012 as follows:

	Three Months Ended
	2013	2012

Mining operations –
Inventoried costs –
Direct production costs	$8,097	$10,215
Depreciation, depletion and share-based compensation	5,781	5,295
Inventory write-down	663	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	2,594	4,147
Silver streaming interest amount recognized (see note 9)	(2,659)	(3,653)
	14,476	16,004

Environmental services –
Direct service costs	1,376	1,517
Depreciation	24	10
	1,400	1,527

	$15,876	$17,531

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the three month periods ended March 31, 2013 and 2012 as follows:

	Three Months Ended
	2013	2012

General and administrative expenses
Depreciation	$42	$55
Amortization of intangible assets	31	32
Business development and investor relations	154	138
Office, operating and non-operating overheads	645	1,043
Professional	279	217
Regulatory	56	114
Salaries and contractors	1,994	1,934
Share-based compensation	987	1,121
Travel	164	105

	$4,352	$4,759

14.	Income Tax Expense

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items:

	Three Months Ended March 31
	2013	2012

Accounting income (loss) before income tax	$(3,354)	$2,978
Federal and provincial income tax rate of 25.00% (2012: 25.00%)	(839)	745

Non-deductible permanent differences	152	284
Differences in foreign exchange rates	(80)	(50)
Effect of difference in tax rates	(111)	194
Change in benefits not recognized	247	173
Yukon mineral tax	9	290
Change in estimate	(400)	-
Other	-	2
	(183)	893

Provision for (recovery of) income taxes	$(1,022)	$1,638

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended March 31
	2013	2012

Numerator
Net income (loss) for the period	$(2,332)	$1,340

Denominator
For basic – weighted average number of shares outstanding	60,142,366	60,049,231
Effect of dilutive securities –
Incentive share options	-	1,735,607
For diluted – adjusted weighted average number of shares outstanding	60,142,366	61,784,838

Earnings (Loss) Per Share
Basic	($0.04)	$0.02
Diluted	($0.04)	$0.02

16.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended March 31, 2013 and 2012 is summarized as follows:

	Three Months Ended March 31
	2013	2012

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$165	$275
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(95)	$(1,841)
Property, plant and equipment	$3	$224
Prepaid expenses and other current assets	$-	$(382)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Segmented Information

The Corporation’s three operating segments during the three month periods ended March 31, 2013 and 2012 were environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, including environmental services provided in the Keno Hill District under the Subsidiary Agreement; mining operations, at the Bellekeno mine, producing silver, lead and zinc in the form of concentrates; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

For the three months ended	Environmental	Mining	Exploration and
March 31, 2013	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,581	$-	$-	$-	$1,581
Non-Canadian	626	14,508	-	-	15,133
Intersegment	877	-	-	-	877
Total segment revenues	3,084	14,508	-	-	17,592
Intersegment revenues eliminated on consolidation	(877)	-	-	-	(877)
Total revenues as reported	2,207	14,508	-	-	16,715

Cost of sales	1,400	14,476	-	-	15,876
Depreciation and amortization	42	-	-	31	73
Share-based compensation	197	161	-	629	987
Other G&A expenses	787	877	-	1,628	3,292
Foreign exchange gain	-	-	-	(14)	(14)
Investment income	-	-	-	(187)	(187)
Finance costs	-	12	-	-	12
Derivative loss	-	-	-	30	30

Segment income (loss) before taxes	$(219)	$(1,018)	$-	$(2,117)	$(3,354)

Total assets	$12,657	$87,664	$86,489	$17,951	$204,761

For the three months ended	Environmental	Mining	Exploration and
March 31, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,139	$-	$-	$-	$1,139
Non-Canadian	445	23,161	-	-	23,606
Intersegment	1,239	-	-	-	1,239
Total segment revenues	2,823	23,161	-	-	25,984
Intersegment revenues eliminated on consolidation	(1,239)	-	-	-	(1,239)
Total revenues as reported	1,584	23,161	-	-	24,745

Cost of sales	1,527	16,004	-	-	17,531
Depreciation and amortization	54	-	-	34	88
Share-based compensation	315	132	-	674	1,121
Other G&A expenses	520	920	77	2,033	3,550
Foreign exchange gain	-	-	-	(132)	(132)
Investment income	-	-	-	(405)	(405)
Finance costs	-	14	-	-	14

Segment income (loss) before taxes	$(832)	$6,091	$(77)	$(2,204)	$2,978

Total assets	$13,258	$100,190	$64,120	$38,264	$215,832

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(a)	Key Management Personnel Compensation

	Three Months Ended March 31
	2013	2012

Salaries and short-term benefits	$637	$1,519
Share-based compensation	603	727

	$1,240	$2,246

Key management includes the Corporation’s Board of Directors and members of senior management.

(b)	Other Related Party Transactions

During the year ended December 31, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the three month period ended March 31, 2012, the Corporation incurred rent expenses of $34,276 with Access Field Services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable currently under normal third-party trade payable terms and conditions.

19.	Commitments

As of March 31, 2013, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at March 31, 2013 are as follows, for the remainder of 2013 and for each full year thereafter:

2013	$312
2014	394
2015	366
2016	366
Thereafter	-

$1,438

(b)	As of March 31, 2013, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $620,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Subsequent Events

On April 23, 2013, the Corporation completed a brokered private placement of 2,100,000 flow-through common shares at a price of $3.35 per share. Gross proceeds from the issuance were $7,035,000, and the agent’s commission totaled $422,100. As a consequence of its issuance of these flow-through shares and from April 23, 2013, the Corporation is committed to incur renounceable exploration expenditures by December 31, 2014 totaling $7,035,000, and to renounce such expenditure amount for the 2013 taxation year.